Exhibit 99.1

Luckin Coffee Announces the Appointment of “Light-Touch” Joint Provisional Liquidators in the Cayman Islands

Joint Provisional Liquidators to Facilitate the Negotiation and Restructuring of Financial Obligations; No Material Impact on Daily Operations Expected

Company Continues to Operate its Business under the Day-to-Day Control of the Board of Directors with Supervision by the JPLs

BEIJING, July 15, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (the “Company”) (OTC:LKNCY) today announced that the Grand Court of the Cayman Islands has appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of the Company (the “JPLs”). The appointment of the JPLs was made pursuant to an application to appoint provisional liquidators by Luckin Coffee in response to a winding up petition filed by a creditor of the Company. Alvarez & Marsal is a leading consulting firm that specializes in handling complex business issues and maximizing stakeholder value.

The Company believes the appointment of the JPLs will provide a stable platform to allow the Company and its advisors, including Houlihan Lokey (China) Limited (financial advisors to the Company), to facilitate the negotiation and restructuring of the Company’s financial obligations. The Company will continue to operate its business under the day-to-day control of its Board of Directors with the supervision of the JPLs. The Company is and will continue to be committed to offering products with high quality, high affordability and high convenience to its customers.

As of June 30, 2020, the Company’s estimated preliminary unaudited cash and cash equivalents (excluding restricted cash and illiquid short-term investments) amounted to approximately USD780 million, with the majority of the cash located within the People’s Republic of China. This amount is based on the information currently available to the Company and has not been audited or reviewed by the Company’s auditor. Accordingly, the Company’s actual cash and cash equivalents as of June 30, 2020 may differ from the preliminary balance presented here.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: +1 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: +1 212 355 4449

Joint Provisional Liquidators:

Alexander Lawson

Alvarez & Marsal Cayman Islands Limited

Email: alawson@alvarezandmarsal.com

Phone: +1 345 916 4500

Tiffany Wong

Alvarez & Marsal Asia Limited

Email: twong@alvarezandmarsal.com

Phone: +852 3102 2663

Financial Advisor:

Brandon Gale / Thomas Seward / Sophia Xia

Houlihan Lokey (China) Limited

Email: HL_Lake@HL.com